WF Holding Limited

Lot 3893, Jalan 4D, Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

March 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Jenny O’Shanick and Jennifer Angelini

Re:	WF Holding Limited
Registration Statement on Form F-1
File No. 333-282294

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), WF Holding Limited (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Standard Time, on Wednesday, March 26, 2025, or as soon as thereafter possible.

Also, the Company authorizes Kevin (Qixiang) Sun at Bevilacqua PLLC, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. Sun at (202) 869-0888 (ext. 101) as soon as the Registration Statement has been declared effective.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

WF Holding Limited

By:	/s/ Chee Hoong Lew
Chee Hoong Lew
Chief Executive Officer

cc:	Kevin (Qixiang) Sun, Esq.